Filed pursuant to Rule 424(b)(3)
File Number 333-108845

Nastech Pharmaceutical Company Inc.

2,292,643 shares of Common Stock

        We are registering 2,042,643 shares of our common stock for resale by the selling securityholders identified in this prospectus. 1,513,069 of these shares were issued by us on September 4, 2003 in a private placement transaction. The remainder of these shares are issuable upon the exercise of warrants to purchase up to 529,574 shares of our common stock which were issued by us in the private placement transaction.

      We are also registering for resale 250,000 shares of our common stock held by Pharmacia & Upjohn Company.

      Our shares of common stock trade on the Nasdaq National Market under the symbol “NSTK”. On September 26, 2003, the last sale price of the shares as reported on the Nasdaq National Market was $9.01 per share.

      Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 5 of this prospectus.

      We will not receive any proceeds from the sale of the shares of common stock by the selling securityholders, but we will receive the proceeds from the exercise of the warrants.

      Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 29, 2003.

Important Notice about the Information Presented in this Prospectus

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. The business, financial condition, results of operations and prospects of Nastech may have changed since that date.

PROSPECTUS SUMMARY
FORWARD LOOKING INFORMATION
RISK FACTORS
USE OF PROCEEDS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

PROSPECTUS SUMMARY	1
FORWARD LOOKING INFORMATION	2
RISK FACTORS	4
USE OF PROCEEDS	11
SELLING SECURITYHOLDERS	12
PLAN OF DISTRIBUTION	15
LEGAL MATTERS	16
EXPERTS	16
WHERE YOU CAN FIND MORE INFORMATION	18

ii

PROSPECTUS SUMMARY

      You should read this entire prospectus, including the information set forth under “Risk Factors” and the information incorporated by reference in this prospectus. As used in this prospectus, “Nastech,” “company,” “we,” “us” and “our” refer to Nastech Pharmaceutical Company Inc. and its consolidated subsidiaries, unless otherwise specified.

Nastech Pharmaceutical Company Inc.

      Nastech Pharmaceutical Company Inc. is a formulation science company and recognized as a leader in nasal drug delivery technology. Formulation science is a systematic approach to drug development using biophysics, physical chemistry and pharmacology to maximize therapeutic efficacy and safety, which sometimes involves a change in route of administration. The nasal drug delivery technology is essential in designing an optimized, customizable dosage form and in delivering proteins and large molecule drugs that can currently only be delivered by injection or other non-optimized routes.

      Our core technical competency involves the research, development and manufacture of nasally administered prescription pharmaceuticals. We investigate the commercial weaknesses of pharmaceutical products currently available in oral, injectable or other dosage forms, and we determine the advantages an alternative nasal drug delivery system would have for the same drug in the market place. For example, while the oral route delivery is the most popular and least expensive method of delivery, gastrointestinal and liver metabolism can reduce an oral drug’s effectiveness. Generally, a nasal delivery system will provide faster absorption into the blood stream than an oral product thereby resulting in faster onset of action. Other possible advantages of this therapy may include lower drug doses, fewer side effects, greater safety and efficacy, greater convenience to the patient, better patient compliance of prescribed drug therapy, and lower overall health care costs for the patient when compared to established methods of delivery.

      Our current business strategy seeks to broaden applications of our commitment to formulation science, allowing drugs to be more safe and effective in patient treatment, with particular emphasis on the applications for nasal drug delivery in the prescription and over-the-counter markets. To accomplish this objective, we plan to do the following:

•	focus initial efforts on significant injectable approved drugs;

•	leverage strategic alliances; and

•	protect and expand intellectual property rights.

      The following chart summarizes our current products under development:

Products Under Development	Therapeutic Category

Apomorphine Hydrochloride	Male Erectile Dysfunction
Apomorphine Hydrochloride	Female Sexual Dysfunction
Calcitonin	Osteoporosis
Abuse-resistant Opioids	Pain Management
Morphine Gluconate	Pain Management
Interferon Beta	Multiple Sclerosis
Interferon Alpha	Multiple Categories (Cancer/Hepatitis)
Sumatriptan	Migraine Pain
Somatatropin (rhGH)	Growth Deficiency

      We intend to leverage our core technologies by collaborating with other pharmaceutical and biotechnology companies that have products under development that may benefit from nasal delivery.

      Nastech employs 66 full-time employees, of whom 53 are engaged in research and development.

      Nastech is a Delaware corporation. Our principal executive offices are located at 3450 Monte Villa Parkway, Bothell, Washington 98021, and our telephone number there is (425) 908-3600.

The Offering

      On September 4, 2003, we completed a private placement transaction in which we issued 1,513,069 shares of our common stock and warrants to purchase up to 529,574 shares of our common stock. We agreed with the recipients of our common stock and warrants to register for public resale the 1,513,069 shares of our common stock issued to them in the private placement and the 529,574 shares of common stock issuable to them upon exercise of the warrants issued to them in the private placement. This prospectus has been prepared, and the registration statement of which this prospectus is a part has been filed with the Securities and Exchange Commission, to satisfy our obligations to the recipients of the common stock and the warrants.

      On February 1, 2002, we issued 250,000 shares of our common stock to Pharmacia & Upjohn Company. In connection with this issuance, we granted to Pharmacia certain registration rights relating to these shares, including the right to register these shares on a registration statement filed by us at any time that we register any of our shares under the Securities Act of 1933, as amended.

      Accordingly, this prospectus covers:

•	the resale by selling securityholders of shares of our common stock issued in the private placement;

•	the resale by selling securityholders of shares of our common stock issuable upon exercise of the warrants issued in the private placement; and

•	the resale by Pharmacia & Upjohn Company of 250,000 shares of our common stock.

      Investing in our securities involves risks. You should carefully consider the information under “Risk Factors” beginning on page 5 and the other information included in this prospectus before investing in our securities.

FORWARD LOOKING INFORMATION

      Some of the statements in this prospectus and in documents incorporated by reference constitute forward-looking statements. These forward-looking statements reflect our current views with respect to future events or our financial performance, and involve certain known and unknown risks, uncertainties and other factors, including those identified below, which may cause our or our industry’s actual or future results, levels of activity, performance or achievements to differ materially from those expressed or implied by any forward-looking statements or from historical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “believe,” “expect,” “plan,” “anticipate,” “intend,” “estimate,” “predict,” “potential” and other expressions which indicate future events and trends. We have no duty to update or revise any forward-looking statements after the date of this prospectus or to conform them to actual results, new information, future events or otherwise.

      The following factors, among others, could cause our or our industry’s future results to differ materially from historical results or those anticipated:

•	the projected size of the drug delivery market;

•	the advantages of nasal drug delivery;

•	the need for improved and alternative drug delivery methods;

•	costs associated with any product liability claims, patent prosecution and other lawsuits;

•	our ability to enter into collaborative alliances with pharmaceutical companies;

•	our efforts to find a collaborative partner for, including, without limitation, intranasal apomorphine, calcitonin, morphine gluconate, interferon beta, interferon alpha, sumatriptan and somatatropin;

•	our efforts to collaborate with other pharmaceutical and biotechnology companies that have products under development;

•	our ability to successfully complete product research and development, including pre-clinical and clinical studies and commercialization;

•	our ability to obtain required governmental approvals, including product and patent approvals;

•	our ability to attract and/or retain our key officers and employees and manufacturing, sales, distribution and marketing partners;

•	our ability to develop and commercialize our products before our competitors; and

•	our ability to obtain additional funding.

      These factors and the risk factors described in this document are all of the important factors of which we are currently aware that could cause actual results, performance or achievements to differ materially from those expressed in any of our forward-looking statements. We operate in a continually changing business environment, and new risk factors emerge from time to time. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. We cannot assure you that projected results or events will be achieved or will occur.

RISK FACTORS

      An investment in the securities offered through this prospectus involves certain risks. You should carefully consider the following risks, as well as other information contained elsewhere in this prospectus or incorporated by reference in this prospectus.

Risks Related to Our Business

Because of significant research and development and other costs, we have never been profitable on an annual basis, and we may never become profitable.

      We incurred net losses in each of the last three years as follows: $9.7 million in 2000, $9.2 million in 2001, and $13.5 million in 2002. As of December 31, 2002, we had an accumulated deficit of $52.7 million. The process of developing our products requires significant research and development efforts, including basic research, pre-clinical and clinical development, as well as FDA regulatory approval. These activities, together with our sales, marketing, general and administrative expenses, have resulted in operating losses in the past. We may never achieve profitability. As a result, the market price of our common stock could decline.

Because our operating results are subject to significant fluctuations and uncertainties, we may not be able to meet any of our future expense obligations, and our failure to meet public market analysts or investors’ expectations regarding earnings may cause our stock price to decline.

      Our operating results are subject to significant fluctuations and uncertainties due to a number of factors including, among others:

•	the timing and achievement of licensing transactions, including milestones and other performance factors associated with these contracts;

•	the time and costs involved in patent prosecution and development of our proprietary position;

•	continued scientific progress and level of expenditures in our research and development programs;

•	the cost of manufacturing scale-up and production batches, including vendor provided activities and costs;

•	the time and costs involved in obtaining regulatory approvals;

•	changes in general economic conditions and drug delivery technologies;

•	the expiration of existing patents and related revenues; and

•	new products and product enhancements that we or our competitors introduce.

      As a result of these factors and other uncertainties, our operating results have fluctuated significantly over the last three years resulting in net losses of $9.7 million, $9.2 million, and $13.5 million in the years 2000, 2001, and 2002, respectively. Over the past four quarters, our net income (losses) have varied from a loss of $5.8 million to income of $13 million.

      Our revenues and operating results, particularly those reported on a quarterly basis, may continue to fluctuate significantly. This makes it difficult to forecast our operating results. Therefore, we believe that quarterly comparisons of our operating results may not be meaningful, and you should not rely on them as an indication of our future performance. Also, our operating results in a future quarter or quarters may fall below the expectations of public market analysts or investors. If this were to occur, the price of our stock could decline.

Because intellectual property rights are of limited duration, expiration of intellectual property rights and licenses may negatively impact our operating results.

      Intellectual property, such as patents, and license agreements based on those patents, generally are of limited duration. Our operating results depend on our patents and intellectual property licenses. Therefore, the expiration or other loss of rights associated with intellectual property and intellectual property licenses can negatively impact our business. For example, in the past we received significant revenues from royalties related to the sale of Stadol®NSTM. The underlying patents on Stadol®NSTMexpired in August 2001 in the United States and in April 2002, internationally, resulting in the discontinuance of royalties from Bristol-Myers Squibb, the licensee. This event will adversely affect our revenue and contribution to operations in the future.

If we are unable to adequately protect our proprietary technology from legal challenges, infringement or alternative technologies, this may hurt our competitive position.

      We specialize in the nasal delivery of pharmaceutical products and rely on the issuance of patents, both in the United States and internationally, for protection against competitive drug delivery technology. Although we believe that we exercise the necessary due diligence in our patent filings, our proprietary position is not established until the appropriate regulatory authorities actually issue a patent, which may take up to two or three years after initial filing.

      Moreover, even the established patent positions of pharmaceutical companies are generally uncertain and involve complex legal and factual issues. Although we believe our issued patents are valid, it is possible that others may nevertheless challenge our issued patents, that our issued patents will not withstand review in a court of competent jurisdiction, and that a court will hold our issued patents to be invalid. Furthermore, it is possible that others will infringe or otherwise circumvent our issued patents and that we will be unable to fund the cost of litigation against them. We also cannot assure you that others have not filed patent applications for technology covered by our pending applications or that we were the first to invent the technology. There may be third party patents or patent applications relevant to our potential products that may block or compete with the technologies covered by our patent applications.

      In addition, we may not be able to protect our established and pending patent positions from competitive drug delivery technologies, which may provide more effective therapeutic benefit to patients and which may therefore make our products, technology and/or proprietary position obsolete.

      If we are unable to adequately protect our proprietary technology from legal challenges, infringement or alternative technologies, we may not be able to compete in the pharmaceutical delivery business.

If the commercial opportunity for nasally-administered products is limited, this could impact our anticipated future revenue growth.

      The physical and chemical properties of a drug affect our ability to develop a method of delivering it intranasally. Although we continue to explore the feasibility of nasally delivering drugs that are large, more complex molecules, we have more expertise in nasal delivery of smaller, less complex molecules. The universe of nasal products that qualify as small molecules and are available for commercialization may be limited. Accordingly, we may be subject to intense competition in these potential products, which can affect our anticipated future revenue growth. Although we need to accelerate our research of the intranasal delivery of larger molecules, it is possible that we will not be successful in this area. If we are not successful in this area, our future revenue may not grow at all or as quickly as anticipated.

We may require additional financing in the future, and if additional capital is not available, we may have to curtail or cease operations.

      Our business currently does not generate the cash that is necessary to finance our operations. Subject to the success of our development programs and potential licensing transactions, we may require additional capital to complete the research and development activities we currently contemplate and to commercialize our proposed products. In addition, we may need to raise additional capital to fund more rapid expansion, to develop and commercialize new products, to enhance existing services, to respond to competitive pressures, and to acquire complementary businesses or technologies. Our future capital needs depend on many factors, including:

•	the scope, duration and expenditures associated with our current research and development programs;

•	continued scientific progress in these programs;

•	the outcome of potential licensing transactions, if any;

•	competing technological developments;

•	our proprietary patent position, if any, in our products;

•	the regulatory approval process for our products; and

•	other factors which may not be within our control.

      We may not be able to obtain additional financing at these times on terms favorable to us, if at all. General market conditions may make it very difficult for us to seek financing from the capital markets. Without additional funding, we may have to delay, reduce or eliminate one or more research or development programs and reduce overall overhead expenses. This action may reduce the market price of our common stock.

Our product development efforts may not result in commercial products.

      We intend to continue our aggressive research and development program. Successful product development in the biotechnology industry is highly uncertain, and very few research and development projects produce a commercial product. Product candidates that appear promising in the early phases of development, such as in early human clinical trials, may fail to reach the market for a number of reasons, such as:

•	the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results;

•	the product candidate was not effective in treating a specified condition or illness;

•	the product candidate had harmful side effects on humans;

•	the necessary regulatory bodies, such as the FDA, did not approve our product candidate for an intended use;

•	the product candidate was not economical for us to manufacture and commercialize;

•	other companies or people have or may have proprietary rights to our product candidate, such as patent rights, and will not let us sell it on reasonable terms, or at all; or

•	the product candidate is not cost effective in light of existing therapeutics.

      As a result, there can be no assurance that any of our products currently in development will ever be successfully commercialized.

The FDA is required to approve our product candidates before they can be marketed and we cannot assure you that data collected from preclinical and clinical trials of our product candidates will be sufficient to support approval by the FDA, the failure of which could delay our profitability and adversely affect our stock price.

      Many of our research and development programs are at an early stage. Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and the FDA may not ultimately approve our product candidates for commercial sale. Further, even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials. All of our potential drug candidates are prone to the risks of failure inherent in drug development. The clinical trials of any of our drug candidates, including apomorphine hydrochloride, calcitonin, morphine gluconate, interferon beta, interferon alpha, sumatriptan, and somatatropin (rhGH) could be unsuccessful, which would prevent us from commercializing the drug. Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our stock price.

We are subject to extensive government regulation that may cause us to cancel or delay the introduction of our products to market.

      Our research and development activities and the clinical investigation, manufacture, distribution and marketing of drug products are subject to extensive regulation by governmental authorities in the United States and other countries. Prior to marketing in the United States, a drug must undergo rigorous testing and an extensive regulatory approval process implemented by the FDA under federal law, including the federal Food, Drug and Cosmetic Act. To receive approval, we or our collaborators must, among other things, demonstrate with substantial evidence from well-controlled clinical trials that the product is both safe and effective for each indication where approval is sought. Depending upon the type, complexity and novelty of the product and the nature of the disease or disorder to be treated, that approval process can take several years and require substantial expenditures. Data obtained from testing are susceptible to varying interpretations that could delay, limit or prevent regulatory approvals of our product candidates. Drug testing is subject to complex FDA rules and regulations, including the requirement to conduct human testing on a large number of test subjects. We, our collaborators or the FDA may suspend human trials at any time if a party believes that the test subjects are exposed to unacceptable health risks. We cannot assure you that any of our product candidates will be safe for human use. Other countries also have extensive requirements regarding clinical trials, market authorization and pricing. These regulatory schemes vary widely from country to country, but, in general, are subject to all of the risks associated with U.S. approvals.

      If any of our products receives regulatory approval, the approval will be limited to those disease states and conditions for which the product is safe and effective, as demonstrated through clinical trials. Even if regulatory approval is obtained, later discovery of previously unknown problems may result in restrictions of the product, including withdrawal of the product from the market. Further, governmental approval may subject us to ongoing requirements for post-marketing studies. Even if we obtain governmental approval, a marketed product, its manufacturer and its manufacturing facilities are subject to unannounced inspections by the FDA and must comply with the FDA’s GMP regulations. These regulations govern all areas of production, record keeping, personnel and quality control. If a manufacturer fails to comply with any of the manufacturing regulations, it may be subject to, among other things, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecution. Other countries also impose similar manufacturing requirements.

Because we have limited experience in marketing or selling our proposed products, these products may never be successful.

      Even if we are able to develop our products and obtain necessary regulatory approvals, we have limited experience or capabilities in marketing or commercializing any of our proposed products. We are dependent on our ability to find collaborative marketing partners or contract sales companies for commercial sale of our products. Even if we find a potential marketing partner, we may not be able to negotiate a licensing contract on favorable terms to justify our investment or achieve adequate revenues. In addition, a licensing transaction with a marketing partner does not assure a product’s success, which is dependent upon patients, physicians or third-party payers’ accepting the product.

      Our products may prove to be unsuccessful if various parties, including government health administration authorities, private health care insurers and other health care payers, such as health maintenance organizations and self-insured employee plans that determine reimbursement to the consumer, do not accept our products. We cannot assure you that reimbursement will be available at all or at levels sufficient to allow our marketing partners to achieve profitable price levels for our products. If we fail to achieve adequate reimbursement levels, patients may not purchase our products and sales of these products will be reduced.

We may be required to defend lawsuits or pay damages for product liability claims.

      Product liability is a major risk in testing, marketing and manufacturing biotechnology and pharmaceutical products. We face substantial product liability exposure in human clinical trials and for products that we sell, or manufacture for others to sell, after regulatory approval. Product liability claims, regardless of their merits, could be costly and divert management’s attention, and adversely affect our reputation and the demand for our products.

We may be unable to compete successfully against our current and future competitors.

      Our competitors are numerous and include, among others, major pharmaceutical companies, biotechnology firms, universities and other research institutions. Our competitors may succeed in developing technologies and products that are more effective than the nasal delivery technology we are developing or that will cause our technology or products to become obsolete or noncompetitive. In addition, our potential products, if approved and commercialized, will compete against well-established existing products. For example, Pfizer has already successfully commercialized Viagra, a competitor of our product candidate, intranasal apomorphine.

      Many of our competitors have substantially greater financial and technical resources and production and marketing capabilities than we have. They also may have greater experience in conducting preclinical testing and clinical trials of pharmaceutical products and obtaining FDA and other regulatory approvals. Therefore, our competitors may succeed in obtaining FDA approval for products faster than we could. Even if we commence commercial sales of our products, we will also be competing against their manufacturing efficiency and marketing capabilities, areas in which we have limited or no experience. We also face and will continue to face intense competition from other companies for collaboration arrangements with other pharmaceutical and biotechnology companies.

      Although we believe that our ownership of patents for our nasal delivery products will limit direct competition with these products, we must also compete with other promising technologies such as controlled release, target organ or site release, pumps, polymers, microemulsion, monoclonal antibodies, inhalation, ocular, liposomal, implants, transdermal passive and transdermal electrotransport. Our competitors may develop other products using these or other delivery alternatives that may be as or more effective than our products and proposed products. In addition, we may not be able to compete effectively with other commercially available products or drug delivery technologies.

If we fail to negotiate or maintain successful collaborative arrangements with third parties, our development and commercialization activities may be delayed or reduced.

      In the past, we have entered into, and expect to enter into in the future, collaborative arrangements with third parties who provide us with funding and/or who perform research, development, regulatory compliance, manufacturing or commercialization activities relating to some or all of our product candidates. If we fail to secure or maintain successful collaborative arrangements, our development and commercialization activities may be delayed or reduced.

      These collaborative agreements can be terminated under certain conditions by our partners. Our partners may also under some circumstances independently pursue competing products, delivery approaches or technologies. Even if our partners continue their contributions to our collaborative arrangements, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Also, our partners may fail to perform their obligations under the collaborative arrangements or may be slow in performing their obligations. In addition, our partners may experience financial difficulties at any time that could prevent them from having available funds to contribute to these collaborations. In these circumstances, our ability to develop and market potential products could be severely limited.

If we have a problem with our manufacturing facility, or if we or our suppliers fail to comply with applicable regulations, we may not be able to market our products or conduct clinical trials.

      Generally, we manufacture all of our products for clinical and commercial use at our principal manufacturing facility located in Hauppauge, New York. Although it is our intent to have multiple suppliers for materials and components of our manufactured products, we cannot ensure that this will occur. In addition, we must produce these products in compliance with federal and state regulations. These authorities also subject our facilities to inspection. In addition, some of our key suppliers, such as SGD, Pfeiffer of America, and Control Pharmaceutical Label are also subject to regulatory compliance. If we have a problem at our manufacturing facility, or if we or our suppliers fail to comply with federal and state regulations or otherwise fail to perform their respective obligations in a timely fashion or not at all, these problems or failures could cause a delay in clinical trials or the supply of product to market. Any significant delay or failure to perform could also jeopardize our performance contracts with collaborative partners, result in material penalties to us, and jeopardize the commercial viability of our products.

Changes in the healthcare industry that are beyond our control may be detrimental to our business.

      The healthcare industry is changing rapidly as the public, government, medical professionals and the pharmaceutical industry examine ways to broaden medical coverage while controlling the increase in healthcare costs. Potential changes could put pressure on the prices of prescription pharmaceutical products and reduce our business or prospects. We cannot predict when, if any, proposed healthcare reforms will be implemented, and these changes are beyond our control.

If we lose our key personnel, or if we are unable to attract and retain additional personnel, then we may be unable to successfully develop our business.

      If we lose our President, Chief Executive Officer and Chairman of the Board, Dr. Steven C. Quay, or any of our other key managers or key technical personnel, this event could seriously harm our business. Although we generally execute employment agreements with key personnel, this is not a guarantee that we will be able to retain them or that we will be able to replace any of them if we lose their services for any reason. Competition for these managers and technical personnel is intense. Failure to retain these key personnel, could, among other things:

•	compromise our ability to negotiate and enter into additional collaborative arrangements;

•	delay our ongoing discovery research efforts;

•	delay preclinical or clinical testing of our product candidates;

•	delay the regulatory approval process; or

•	prevent us from successfully commercializing our product candidates.

      In addition, if we have to replace any of these individuals, we will not be able to replace the significant amount of knowledge that they have about our operations.

Risks Related to the Securities Markets and Ownership of Our Common Stock

We cannot assure you that our stock price will not decline.

      The market price of our common stock could be subject to significant fluctuations. Among the factors that could affect our stock price are:

•	changes in revenue estimates or publication of research reports by analysts;

•	failure to meet analysts’ revenue estimates;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	actions by institutional stockholders;

•	general market conditions; and

•	domestic and international economic factors unrelated to our performance.

Additionally, numerous factors relating to our business may cause fluctuations or declines in our stock price.

      The stock markets in general and the markets for pharmaceutical stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Accordingly, we cannot assure you that you will be able to resell the shares of common stock currently held by you or the shares of common stock to be held by you upon exercise of the warrants at any particular price, or at all.

We expect to sell shares of our common stock in the future, and these sales will dilute the interests of other securityholders and may depress the price of our common stock.

      As of August 31, 2003, there were 10,284,933 shares of common stock outstanding, there were outstanding options to purchase 2,920,975 shares of our common stock, and there were outstanding warrants to purchase 569,178 shares of our common stock. There are also 1,249,500 shares of common stock which are issuable under our existing equity line of credit and under the related warrants which we may grant in the future to Castlebar and Jesup & Lamont. We may also issue additional shares in acquisitions, financings or in connection with the grant of additional stock options to our employees, officers, directors and consultants under our stock option plans. We have not entered into any agreements or understanding regarding any future acquisitions and cannot assure that we will be able to identify or complete any acquisition in the future. The issuance or even the potential issuance of shares under our existing equity line of credit, in connection with any other additional financing, or upon exercise of warrants, options or rights will have a dilutive impact on other stockholders and could have a negative effect on the market price of our common stock. In addition, we may issue shares to Castlebar under the our existing line of credit at a discount to the daily volume weighted average prices of our common stock during the 22 trading days after notification of a drawdown. This would further dilute the interests of other stockholders.

      If we draw down on the line of credit when share prices are decreasing, we will need to issue more shares, which will lead to dilution and potentially further price decrease.

      If we issue shares of our common stock to Castlebar under our existing equity line of credit, and then Castlebar sells the common stock to third parties, our common stock price may decrease due to the additional shares in the market. If we decide to draw down on our existing equity line of credit as the price of our common stock decreases, we may need to issue more shares of our common stock for any given dollar amount that Castlebar invests, subject to the minimum selling price we specify. The more shares we may issue under our existing equity line of credit, the more diluted our shares may be and the more our stock price may decrease. This may encourage short sales, which could place further downward pressure on the price of our common stock.

The anti-takeover provisions of our stockholder rights plan may entrench management, may delay or prevent beneficial takeover bids by third parties, and may prevent or frustrate any stockholder attempt to replace or remove the current management even if the stockholders consider it beneficial to do so.

      We have a stockholder rights plan designed to protect our stockholders from coercive or unfair takeover tactics. Under the plan, we declared a dividend of one preferred stock purchase right for each share of common stock outstanding on March 17, 2000. Each preferred stock purchase right entitles the holder to purchase from us 1/1000 of a share of Series A Junior Participating Preferred Stock for $50. In the event any acquiring entity or group accumulates or initiates a tender offer to purchase 15% or more of our common stock, then each holder of a preferred stock purchase right, other than the acquiring entity and its affiliates, will have the right to receive, upon exercise of the preferred stock purchase right, shares of our common stock or shares in the acquiring entity having a value equal to two times the exercise price of the preferred stock purchase right.

      The intent of the stockholder rights plan is to protect our stockholders’ interests by encouraging anyone seeking control of our company to negotiate with our board of directors. However, our stockholder rights plan could make it more difficult for a third party to acquire us without the consent of our board of directors, even if doing so may be beneficial to our stockholders. Furthermore, the anti-takeover provisions of our stockholder rights plan may entrench management and make it more difficult for stockholders to replace management even if the stockholders consider it beneficial to do so.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares of common stock by the selling securityholders. If the warrants are exercised in full, we would realize proceeds, before expenses in the amount of $5,872,976. The net proceeds of the exercise of the warrants will be used for general corporate purposes, including working capital.

SELLING SECURITYHOLDERS

      The selling securityholders, including their transferees, pledgees, donees or any of their successors in interest may, from time to time, offer and sell shares of our common stock issued pursuant to this prospectus.

      The following table sets forth certain information as of September 4, 2003 concerning the warrants and common stock of the selling securityholders. The numbers of shares listed below as being offered prior to adjustments include shares of common stock and shares issuable upon exercise of certain warrants, both of which were acquired by the selling securityholders in a private placement transaction on September 4, 2003. Because the terms of the warrants allow for adjustments in the numbers of shares issuable upon their exercise, we do not know the actual number of shares that will be acquired and offered by the selling securityholders. The number of shares covered by this prospectus includes a good faith estimate of the number of shares that will be acquired by the selling securityholders upon exercise of the warrants. The number of shares ultimately acquired and offered by the selling securityholders may, however, differ from the actual number of shares ultimately acquired and offered by the selling securityholders, in which case we may file an amendment or supplement to this prospectus.

      Each of the persons and entities named in the table below has sole voting and investment power with respect to all shares shown as beneficially owned by them except as provided under applicable law and except as set forth in the footnotes to the table.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In calculating the percentage of shares beneficially owned by each selling securityholder prior to and after the offering, we have based our calculations on the number of shares of our common stock deemed outstanding as of September 4, 2003 and all shares of our common stock issuable upon the exercise of options and warrants which may be exercised by that selling securityholder within 60 days of September 4, 2003.

				Number of Shares
				Beneficially Owned Upon
	Number of Shares			Completion of the Offering
	Beneficially Owned	Number of Shares
Name(1)	Prior to Offering	Offered(2)		Number of Shares	Percentage

Capital Ventures International	185,695	185,695	(3)	0	0
CDIB Capital Investment America Ltd.	557,083	557,083	(4)	0	0
Deephaven Small Cap Growth Fund, LLC	185,695	185,695	(5)	0	0
Domain Public Equity Partners, L.P.	371,389	371,389	(6)	0	0
Omicron Master Trust	185,695	185,695	(7)	0	0
Orion Biomedical Fund, LP	152,549	152,549	(8)	0	0
Orion Biomedical Offshore Fund, LP	33,146	33,146	(9)	0	0
Pharmacia & Upjohn Company	250,000	250,000	(10)	0	0
Portside Growth and Opportunity Fund	92,848	92,848	(11)	0	0
SF Capital Partners Ltd.	92,848	92,848	(12)	0	0
Vertical Ventures Investments, LLC	185,695	185,695	(13)	0	0

(1)	Information concerning any change to the selling securityholders will be set forth in prospectus supplements or post-effective amendments to the registration statement from time to time, if required.

(2)	Unless otherwise indicated, all shares of common stock being offered by the selling securityholders hereunder were issued by us in a private placement transaction on September 4, 2003.

(3)	Includes (i) 137,552 shares of common stock and (ii) 48,143 shares of common stock issuable upon exercise of warrants.

(4)	Includes (i) 412,654 shares of common stock and (ii) 144,429 shares of common stock issuable upon exercise of warrants.

(5)	Includes (i) 137,552 shares of common stock and (ii) 48,143 shares of common stock issuable upon exercise of warrants.

(6)	Includes (i) 275,103 shares of common stock and (ii) 96,286 shares of common stock issuable upon exercise of warrants.

(7)	Includes (i) 137,552 shares of common stock and (ii) 48,143 shares of common stock issuable upon exercise of warrants.

(8)	Includes (i) 112,999 shares of common stock and (ii) 39,550 shares of common stock issuable upon exercise of warrants.

(9)	Includes (i) 24,553 shares of common stock and (ii) 8,593 shares of common stock issuable upon exercise of warrants.

(10)	The 250,000 shares of common stock being offered by Pharmacia & Upjohn Company hereunder were originally issued by us to Pharmacia & Upjohn Company on February 1, 2002.

(11)	Includes (i) 68,776 shares of common stock and (ii) 24,072 shares of common stock issuable upon exercise of warrants.

(12)	Includes (i) 68,776 shares of common stock and (ii) 24,072 shares of common stock issuable upon exercise of warrants.

(13)	Includes (i) 137,552 shares of common stock and (ii) 48,143 shares of common stock issuable upon exercise of warrants.

      On February 1, 2002, we entered into a collaboration and license agreement with Pharmacia & Upjohn Company. Under the terms of the licensing agreement, Pharmacia received exclusive, worldwide rights to develop and market nasally administered apomorphine for the treatment of male and female sexual dysfunction and agreed to manage and fund all future development in these indications. On January 24, 2003, we entered into a divestiture agreement with Pharmacia, under which we reacquired all rights to the intranasal apomorphine product that was the subject of the collaboration and license agreement. The divestiture agreement was the result of the U.S. Federal Trade Commission’s consideration of the merger between Pfizer Inc. and Pharmacia. The divestiture was intended to address concerns of the FTC’s staff that the Pfizer-Pharmacia merger could inhibit innovation and competition in the market for sexual dysfunction products. Effective upon the closing of the Pfizer-Pharmacia merger in April 2003, the collaboration and license agreement, and the related supply agreement, were terminated, and we reacquired from Pharmacia all product and intellectual property rights that we granted to Pharmacia under the collaboration and license agreement. In addition, in April 2003, Pharmacia granted to us an exclusive, royalty-free license under any then current Pharmacia patents and know-how, if any, which cover the intranasal apomorphine product currently under development, for the purpose of enabling us to develop, manufacture and sell such product for the treatment of human sexual dysfunction. Pharmacia also transferred to us all information relating to the development, commercialization and marketing of this product. Also effective upon the closing of the Pfizer-Pharmacia merger, Pharmacia and Pfizer covenanted not to sue us for infringement of certain patents by reason of its development or commercialization of the current product, or in certain instances, other intranasal apomorphine products, for human sexual dysfunction. Pharmacia has further covenanted that, for a period of one year following the closing of the Pfizer-Pharmacia merger, neither it nor Pfizer will develop or commercialize an intranasal apomorphine product for the treatment of human sexual dysfunction.

      Based on representations by each of the selling securityholders, to the best of our knowledge, none of the other selling securityholders has had any position, office or other material relationship with us or any of our predecessors or affiliates within the past three years.

PLAN OF DISTRIBUTION

      The selling securityholders, or their respective transferees, pledgees, donees or any of their successors in interest selling shares received from a named selling securityholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus (all of whom may be selling securityholders), may sell the securities from time to time.

      The shares of common stock may be sold in one or more transactions:

•	at fixed prices that may be changed;

•	at prevailing market prices at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

      These sales may be effected in transactions, which may involve crosses or block transactions, in the following manner:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions other than on these exchanges or services or in the over-the-counter market (privately negotiated transactions);

•	through the writing and exercise of options, whether these options are listed on an options exchange or otherwise; or

•	through the settlement of short sales; or

•	in a combination of such transactions.

      If underwriters are used in the sale, the securities being sold will be acquired by the underwriters for their own account and distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Unless otherwise set forth in the prospectus supplement with respect of the securities being offered thereby, the obligations of the underwriters to purchase such securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any of such securities are purchased. The initial public offering price of any securities and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      If dealers are used in the sale, unless otherwise indicated in the prospectus supplement with respect to the securities being offered thereby, the selling securityholder will sell such securities to the dealers as principals. The dealers may then resell such securities to the public at varying prices to be determined by such dealers at the time of resale.

      Securities may also be sold through agents designated by the selling securityholder from time to time or directly by the selling securityholder. Any agent involved in the offering and sale of the securities in respect of which this prospectus is being delivered will be named, and any commission payable by the selling securityholder to such agent will be set forth, in the prospectus supplement with respect to such securities. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

      Underwriters, dealers and agents who participate in the distribution of the securities may be entitled under agreements entered into with the selling securityholder to indemnification by the selling securityholder against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

      Selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock and deliver the common stock to close out short positions, short and deliver the common stock to close out short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

      The aggregate proceeds to the selling securityholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions, if applicable. A selling securityholder reserves the right to accept and, together with its agents, to reject, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from the resale of these securities by the selling securityholders. We may, however, receive cash consideration in connection with the exercise of the warrants for cash.

      In order to comply with the securities laws of some jurisdictions, if applicable, the holders of common stock may sell in some jurisdictions through registered or licensed broker dealers.

      Our outstanding common stock is listed for trading on the Nasdaq National Market.

      The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profits they earn on any resale of the common stock may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

      In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      If required, the common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

      We entered into a registration rights agreement for the benefit of the holders of the common stock and the warrants. Pursuant to the registration rights agreement, we agreed to register shares of our common stock and shares of our common stock issuable upon exercise of the warrants with the SEC under specific circumstances and specific times. In addition, the selling securityholders and we have agreed to indemnify each other and our respective controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We will pay the expenses incident to the registration of the common stock, except that the selling securityholders will pay all underwriting discounts, commissions or fees attributable to the sale of the securities and will pay the costs of their own counsel.

LEGAL MATTERS

      The validity of the warrants and common stock underlying the warrants is being passed upon for us by Kramer Levin Naftalis & Frankel LLP, New York, New York.

EXPERTS

      The consolidated financial statements of Nastech Pharmaceutical Company Inc. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, appearing in

Nastech’s Annual Report (Form 10-K) for the year ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any public offering document we file, including a copy of the registration statement on Form S-3 of which this prospectus is a part, without charge at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549.

      You can also request copies of all or any portion of these documents by writing the Public Reference Section and paying certain prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Section. Additionally, these documents are available to the public from the SEC’s web site at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. Information that we file later with the SEC under the Exchange Act will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;

•	Current Reports on Form 8-K filed on January 29, 2003, May 14, 2003, June 17, 2003, June 17, 2003, July 1, 2003, July 17, 2003, August 6, 2003 and September 4, 2003 and Current Report on Form 8-K/A filed on February 21, 2003; and

•	The description of our common stock set forth in our Registration Statement on Form 8-A filed on August 12, 1985, including any amendment or reports filed for the purpose of updating such description.

      You may request a copy of these filings, or any other documents or other information referred to in, or incorporated by reference into, this prospectus, at no cost, by writing or calling us at the following address or telephone number:

           Nastech Pharmaceutical Company Inc.

3450 Monte Villa Parkway
Bothell, Washington 98021
Attention: Steven C. Quay, M.D., Ph.D.
(425) 908-3600

      Exhibits to the documents incorporated by reference will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

          You should rely only on the information contained in this prospectus or information specifically incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. Neither the delivery of this prospectus, nor any sale made hereunder, shall create any implication that the information in this prospectus is correct after the date hereof. This prospectus is not an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is illegal.

2,292,643 Shares

PROSPECTUS

September 29, 2003